Confidential Treatment Requested

by Adaptimmune Therapeutics plc

Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com
April 22, 2015
David S. Bakst
Direct Tel +1 212 506 2551
Direct Fax +1 212 849 5551
dbakst@mayerbrown.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN REPLACED IN THIS LETTER AS FILED WITH EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE LETTER FILED SEPARATELY WITH THE COMMISSION FOR EASE OF IDENTIFICATION.

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Jeffrey Riedler
Ms. Tara Keating Brooks
Mr. Mark Brunhofer
Ms. Keira Nakada

RE:  Adaptimmune Therapeutics plc
Registration Statement on Form F-1

File No. 333-203267

CIK No. 0001621227

Ladies and Gentlemen:

We are submitting this letter supplementally to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of our client, Adaptimmune Therapeutics plc, a public limited company (the “Company”), with respect to the Company’s Registration Statement on Form F-1 (File No. 333-203267) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2015.  Reference is also made to comment no. 3 contained in the letter from the Staff of the Commission in its letter dated April 16, 2015 addressed to Mr. James J. Noble, with respect to the Registration Statement filed on April 6, 2015 and to comment no. 13 contained in the letter from the Staff of the Commission in its letter dated April 1, 2015 addressed to Mr. James J. Noble, with respect to amendment no. 1 to the draft of the Registration Statement confidentially submitted on March 17, 2015 (together, the “Comment Letters”).

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

The Company wishes to clarify its operating cycle to aid the Staff in its understanding. In its response letter to the Staff dated April 6, 2015, the Company referred to its collaboration and license agreement with GlaxoSmithKline, or GSK, as its only current source of revenue and therefore the principal reference for defining its operating cycle, which may be up to three years.

The Company respectfully submits to the Staff that its intention in its previous responses to the Staff on these issues was to indicate that it believes the Company’s current identifiable operating cycle is based on the NY-ESO therapeutic candidate program of the GSK collaboration and license agreement discussed below and that the period covered by this program is approximately three years, but that it is not capable of providing a very precise measurement. Three years is therefore the Company’s best estimate.  The Company did not intend to indicate and does not believe that the operating cycle was a broad time period or subject to significant variability.

IAS 1.68 provides the definition of an operating cycle as “the time between acquisition of assets for processing and their realisation in cash and cash equivalents.” In the Company’s current situation under the GSK collaboration and license agreement, it has received payments in advance as part of an overall package of deliverables, and therefore the Company believes it is appropriate to interpret its operating cycle as the time between receipt of cash and cash equivalents and the fulfillment of obligations relating to that earnings process.

The GSK Collaboration

Under the collaboration and license agreement with GSK, the NY-ESO TCR therapeutic candidate program and associated manufacturing optimization work will be conducted by the Company in collaboration with GSK. GSK has an option to obtain an exclusive worldwide license to the NY-ESO therapeutic candidate program (the “option”), exercisable after the Company has delivered a Phase 1/2 data package (the “clinical data package”) for the program to GSK. If the option is exercised, GSK will assume full responsibility for the NY-ESO therapeutic candidate program through pivotal trials. The Company expects that the clinical data package that could be sufficient to enable a decision on proof of concept exercise will be available in 2017, three years after initiation of the program.

The development plan from Schedule 1 of the GSK collaboration and license agreement showing the initial timeline for the development plan is attached hereto as Exhibit A. This development plan shows clinical and chemistry, manufacturing and controls (CMC) development work-streams that help deliver the clinical data package, which the Company considers the key parts of the operating cycle. The Company believes that this shows that there are a clearly identifiable set of work-streams within clinical and CMC development which together are intended to form the clinical data package that GSK will use to make a decision on whether to exercise the option and that the delivery of that clinical data package represents its operating cycle. The Generation 2 clinical trials referred to in Exhibit A (2017-2019) will follow as a further three-year operating cycle, progressing independently of GSK’s initial choice whether or not to exercise the option.

Under the collaboration and license agreement, the Company received an upfront payment of £25 million that is recognized on an input basis over the duration of the program prior to exercise of the option. The Company is entitled to various milestone payments based on the achievement of specified development and commercialization milestones. These milestones include advanced payments for initiations of trials and other work-streams. In December 2014, the Company received a payment of £2.5 million upon the parties’ decision to continue Cohort 1 of the Phase 1/2a ovarian cancer trial utilizing the NY-ESO therapeutic candidate, and in January

2015, the Company received a payment of £2 million upon the parties’ selection of four maximum lead priority generation 2 therapy programs. The Company recognizes milestones such as those achieved in December 2014 and January 2015 within deferred income. The Company respectfully submits to the Staff that the receipt of these up-front payments does not reflect the completion of any earnings process; rather such receipts are prepayments of a portion of work-stream costs that the Company will incur in connection with the overall clinical data package. In fact, in negotiating the collaboration and license agreement, the milestones were structured to cover the total costs of the program prior to the exercise of the option. As there is no certainty that GSK will exercise the option, delivery of the clinical data package is currently the Company’s only significant earnings process.

Accordingly, the Company’s cash and deferred income balances will fluctuate over the initial three years of the program due to differences between the timing of milestones and revenue recognition. An earnings process defined by periods between milestone payments would lead to accelerated recognition of revenue that did not fairly match the overall work performed and related costs. As the Company has only one significant contract and one earnings process relating to the delivery of the clinical data package, the Company defines its operating cycle as the aforementioned three year period.

Accounting Guidance

The Company also considered the following guidance in concluding that is has a three year operating cycle:

IAS 1.62 states that “when an entity supplies services within a clearly identifiable operating cycle, separate classification of current and non-current assets and liabilities in the statement of financial position provides useful information by distinguishing the net assets that are continuously circulating as working capital from those used in the entity’s long-term operations.” The cash received in advance under the GSK collaboration and license agreement is necessary to fund the working capital of the program. Therefore, the Company respectfully submits to the Staff that the working capital requirements position currently presented, being predominantly the cash and cash equivalents offset by deferred income shown within current liabilities, fairly presents the liquidity position of the Company as it seeks to perform its operations under the collaboration and license agreement, and complies with the principles of IAS 1.62.

IAS 1.69(a) states that “an entity shall classify a liability as current when it expects to settle the liability as part of its normal operating cycle”. Further, IAS 1.70 states that “an entity classifies such operating items as current liabilities even if they are due to be settled more than twelve months after the reporting period. However, the operating cycle must be assumed to be twelve months if the operating cycle is not clearly identifiable.” The Company asserts that it has clearly identified its operating cycle as its delivery period for the clinical data package described above.

IAS 1.68 provides the definition of an operating cycle as “the time between acquisition of assets for processing and their realisation in cash and cash equivalents.” Where payments are received in advance as part of an overall package of deliverables, the Company believes it is appropriate to interpret this as the time between receipt of cash and cash equivalents and the fulfillment of obligations relating to that earnings process. The Company considered the following example included in section 3.1.40.40 of KPMG’s publication “Insights into IFRS” (11th edition 2014/5) which provides useful guidance for interpreting IAS 1.68 where up-front payments and a multi-year earnings process are involved:

For example, an entity develops software for third parties that takes two years to complete and receives payment for this service up front. Deferred revenue is recognised as a result of the up-front payment is classified as current even if the related service is not expected to be performed within 12 months of the end of the reporting period.

The Company believes that its facts and circumstances are similar to this example, except that the Company has a three-year operating cycle and small part-payments throughout the cycle in addition to the large up-front payment.

Please do not hesitate to contact me at (212) 560-2551, (212) 849-5551 (fax) or dbakst@mayerbrown.com if you have any questions regarding the forgoing or if I can provide any additional information.

Sincerely,

/s/ David S. Bakst

David S. Bakst
cc: James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics PLC

[Exhibit A]

[***]